FIAT CHRYSLER AUTOMOBILES NV MMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000004 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! MR A SAMPLE You may vote online or by phone instead of mailing this card. DESIGNATION (IF ANY) Votes submitted electronically must be ADD 1 ADD 2 received by 11:00 p.m., Central European ADD 3 Summer Time, on April 9, 2020. ADD 4 MMMMMMMMM ADD 5 Online ADD 6 Go to www.investorvote.com/FCAU or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.investorvote.com/FCAU Annual General Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommend a vote FOR proposals 2.c.—9. For Against Abstain For Against Abstain For Against Abstain 2.c. Renumeration Report 2.d. Adoption of the 2019 5. Proposal to appoint Ernst & Young + 2019 (advisory voting) Annual Accounts Accountants LLP as the Company’s independent auditor 2.e. Approval of the 2.f. Granting of discharge 6. DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ISSUE SHARES 2019 dividend to the directors in IN THE COMPANY’S CAPITAL AND TO LIMIT OR EXCLUDE PRE-EMPTIVE RIGHTS respect of the performance of their duties during 6.1 Proposal to designate the Board of Directors as the For Against Abstain the financial year 2019 corporate body authorized to issue common shares 3. APPOINTMENT OF THE EXECUTIVE DIRECTORS and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles For Against Abstain For Against Abstain 3.a. Re-appointment 3.b.—Re-appointment of of association of John Elkann Michael Manley 6.2 Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude 3.c.—Re-appointment of pre-emptive rights for common shares as provided for Richard K. Palmer in article 7 of the Company’s articles of association 4. APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS 6.3 Proposal to designate the Board of Directors as the corporate body authorized to issue special voting For Against Abstain For Against Abstain shares and to grant rights to subscribe for special 4.a.—Re-appointment of 4.b.—Re-appointment voting shares up to the maximum aggregate amount of special voting shares Ronald L. Thompson of John Abbott as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided 4.c.—Re-appointment of 4.d.—Re-appointment of for in article 6 of the Company’s articles of association Andrea Agnelli Tiberto Brandolini d’Adda 7. Proposal to authorize the Board of Directors to acquire 4.e.—Re-appointment of 4.f.—Re-appointment fully paid-up common shares in the Company’s own Glenn Earle of Valerie A. Mars share capital as specified in article 8 of the Company’s 4.g.—Re-appointment of 4.h.—Re-appointment of articles of association Michelangelo A. Volpi Patience Wheatcroft 8. Amendment of the remuneration policy of the Board of Directors 4.i.—Re-appointment of 9. Amendment of the special voting shares’ terms Ermenegildo Zegna and conditions C 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MMMMMM 1UPX 455743 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 037K0B

Exhibit 99.10

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/FCAU qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — FIAT CHRYSLER AUTOMOBILES NV + ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2020 The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Fiat Chrysler Automobiles N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Thursday, April 16, 2020, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands commencing at 12:00 NOON Central European Summer Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual General Meeting. C Authorized Signatures — This section must be completed for your vote to be counted. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. +